UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Application of Unitil Corporation)	
)	CERTIFICATE PURSUANT TO
and its Subsidiaries on Form U-1)	RULE 24 UNDER THE PUBLIC
)	UTILITY HOLDING COMPANY ACT
(File No. 70-9633))	of 1935

Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Unitil Corporation ("Unitil"), on behalf of itself and its subsidiaries, Unitil Energy Systems, Inc., Fitchburg Gas and Electric Light Company, Unitil Power Corp., Unitil Realty Corp., Unitil Resources Inc. and Unitil Service Corp., hereby files the attached quarterly report as required by the Securities and Exchange Commission's order approving short-term borrowings by Unitil and its subsidiaries and approving the Unitil System money pool (HCAR. No. 27182; File No. 70-9633, June 9, 2000).

Exhibit

Exhibit A -   Quarterly Report of Unitil Corporation and Its Subsidiaries by Short-term Borrowings and Money Pool Transactions for the Fourth quarter of 2002.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

UNITIL CORPORATION

By: /s/ Mark H. Collin
            Mark H. Collin
            Treasurer

Dated:

QUARTERLY REPORT BY
UNITIL CORPORATION AND ITS SUBSIDIARIES
OF SHORT-TERM BORROWINGS
AND MONEY POOL TRANSACTIONS
FOR THE FOURTH QUARTER OF 2002

	Unitil Corporation	Unitil Energy Systems Inc. **	Fitchburg Gas & Electric Light Company
(a) Maximum Principal Amount of Short-term Borrowings Outstanding During the Quarter:			
Money Pool	N/A	$9,978,614	$24,558,655
Banks	$35,990,000	None	None
(b) Average Interest Rate for the Money Pool Borrowings During the Quarter*	N/A	2.00%	2.03%
(c) Maximum Amount Outstanding By Company for Each Source of Outside Borrowings During the Quarter:			
Fleet Bank – NH	$15,990,000	None	None
Citizens Bank	$11,000,000	None	None
Sovereign Bank	$9,000,000	None	None

*Excludes Bank Service and commitment fees.

**Exeter & Hampton Electric (E&H) was merged into Concord Electric Company (CEC) on December 2, 2002. The name of the surviving company was changed on that date to Unitil Energy Systems, Inc. (UES). The data for the 4th quarter of 2002 reflects the combination of CEC and E&H.

QUARTERLY REPORT BY
UNITIL CORPORATION AND ITS SUBSIDIARIES
OF SHORT-TERM BORROWINGS
AND MONEY POOL TRANSACTIONS
FOR THE FOURTH QUARTER OF 2002

	UNITIL Power Corp.	UNITIL Realty Corp.	UNITIL Service Corp.	UNITIL Resources Inc.
(a)				
Maximum Principal Amount of Short-term Borrowings Outstanding During the Quarter:				
Money Pool	$2,747,961	None	$5,666,037	$1,536,800
Banks	None	None	None	None
(b)				
Average Interest Rate for the Money Pool Borrowings During the Quarter*	2.03%	None	2.06%	2.01%
(c)				
Maximum Amount Outstanding By Company for Each Source of Outside Borrowings During the Quarter:				
Fleet Bank – NH	None	None	None	None
Citizens Bank	None	None	None	None
Sovereign Bank	None	None	None	None

* Excludes Bank Service and Commitment Fees.